[Magna logo]                                Magna International Inc.
                                            337 Magna Drive
                                            Aurora, Ontario L4G 7K1
                                            Tel:  (905) 726-2462
                                            Fax:  (905) 726-7164

[Tesma logo]                                Tesma International Inc.
                                            1000 Tesma Way
                                            Concord, Ontario L4K 5R8
                                            Tel:  (905) 417-2100
                                            Fax:  (905) 417-2101

                          JOINT PRESS RELEASE

                  MAGNA AND TESMA ANNOUNCE AGREEMENT
                      FOR PRIVATIZATION OF TESMA

December 23, 2004, Aurora, Ontario, Canada -- Magna International Inc. (TSX:
MG.SV.A, MG.MV.B, NYSE: MGA) ("Magna") and Tesma International Inc. (TSX:
TSM.SV.A; NASDAQ: TSMA) ("Tesma") today jointly announced that they have entered into a definitive arrangement agreement by which Magna would acquire all the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna, to be carried out by way of a court-approved plan of arrangement under Ontario law. This proposal by Magna to privatize Tesma was previously announced on October 25, 2004.

Under the terms of the arrangement agreement, shareholders of Tesma will receive 0.44 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder of Tesma, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares on the Toronto Stock Exchange over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders will be capped at Cdn. $350 million. If shareholders of Tesma elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

The Tesma Board of Directors approved the arrangement agreement following the report and favourable recommendation of its Special Committee of independent directors established to review and consider the arrangement. In doing so, the Tesma Board determined that the arrangement is in the best interests of Tesma and its shareholders, and authorized the submission of the arrangement to holders of Tesma Class A Subordinate Voting Shares for their approval as required under applicable law. UBS Securities Canada Inc. ("UBS"), the independent valuator and financial adviser to the Special Committee, concluded that, as at the close of markets on December 22, 2004, the consideration being offered to holders of Tesma Class A Subordinate Voting Shares under the arrangement is fair, from a financial point of view, to the minority holders of Tesma Class A Subordinate Voting Shares. A copy of the UBS valuation and fairness opinion, the factors considered by the Special Committee and Tesma's Board and other relevant background information will be included in the management information circular/proxy statement that will be sent to holders of Tesma Class A Subordinate Voting Shares in connection with the special meeting to be called to consider the arrangement.
Tesma has set a record date of January 1, 2005 for shareholders entitled to receive notice of the special meeting. Subject to court approval, Tesma expects to hold the special meeting on February 1, 2005 in Toronto and expects that the arrangement, if approved, will become effective on February 6, 2005. The arrangement will require approval by two-thirds of the votes cast by holders of Tesma Class A Subordinate Voting Shares and Tesma Class B Shares, with each class voting separately. The arrangement also requires the approval of a simple majority of the votes cast by the minority holders of Tesma Class A Subordinate Voting Shares. Magna, and parties related to Magna, including its directors and senior officers, may not vote their Tesma Class A Subordinate Voting Shares for the purposes of this "majority of the minority" approval requirement.

The Tesma Board of Directors also today declared a dividend of Cdn. $0.24 per Tesma Class A Subordinate Voting Share and Tesma Class B Share, payable on or after February 15, 2005 to shareholders of record on February 3, 2005.

Tesma, a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, employs over 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting its three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include:
Automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

Risks and Uncertainties (Forward-Looking Statements)
----------------------------------------------------

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of both Magna and Tesma, these factors principally relate to the risks associated with the automotive industry and include the risks, assumptions, uncertainties and other factors listed in Item 3 "Description of Business - Risk Factors" in Magna's Annual Information Form attached as Exhibit 1 to Magna's Annual Report on Form 40-F for the year ended December 31, 2003, and
Item 9 "Other Factors - Risk Factors" attached as Exhibit 1 in Tesma's Annual Report on Form 40-F for the year ended December 31, 2003, each filed with the Ontario Securities Commission and the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Magna and Tesma do not intend, nor do Magna and Tesma undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact at
Magna: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer, at (905) 726-7100, and at Tesma: Anthony E. Dobranowski, Vice Chairman and Chief Financial Officer at (905) 417-2155. Alternatively, please forward e-mail requests to: investorrelations@tesma.com or visit Tesma's website at www.tesma.com